UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

Rubicon Technology, Inc.

(Name of Issuer)

Common stock, par value $0.001 per share

(Title of Class of Securities)

78112T206

(CUSIP Number)

MICHAEL R. ZAPATA

SENTENTIA Capital Management LLC

New York, New York

(212) 851-3488

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 15, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

SENTENTIA GROUP, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		24,074 (Item 5)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

24,074 (Item 5)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,074 (Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.97%
14	TYPE OF REPORTING PERSON

PN

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CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

SENTENTIA CI-I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		53,584 (Item 5)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		None
PERSON WITH	9	SOLE DISPOSITIVE POWER

53,584 (Item 5)
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,584 (Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.17%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

SENTENTIA CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		None
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		77,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

None
	10	SHARED DISPOSITIVE POWER

77,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.15%
14	TYPE OF REPORTING PERSON

OO

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CUSIP No. 78112T206

1	NAME OF REPORTING PERSON

MICHAEL R. ZAPATA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES OF AMERICA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		None
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		77,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

None
	10	SHARED DISPOSITIVE POWER

77,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.15%
14	TYPE OF REPORTING PERSON

IN

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CUSIP No. 78112T206

Item 1.	Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of Rubicon Technology, Inc. ("Issuer"), a Delaware corporation with principal offices located at 900 East Green Street Bensenville, Illinois 60106.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is hereby amended and restated to read as follows:

The Shares reported herein as beneficially owned by the Reporting Persons were purchased in the open market and paid for using partnership funds. No borrowed funds were used to purchase the Shares. The aggregate purchase price of the Shares reported herein is approximately $637,843.92, including brokerage commissions.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following:

The Reporting Persons participated in the Tender Offer filed by Janel Corporation on July 13, 2022 at a price of $20.00 per share. The final proration of the factor for the tender offer was 50.31%. In connection with the Tender Offer, the Reporting Persons tendered 78,362 Shares in accordance with the terms of the Tender Offer. The Reporting Persons have been shareholders since March 2017 and believe their background and experience, in both operational management and execution, as well as valuation analysis, will support the Issuer and stakeholders in their long-term objectives.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) The aggregate number of Securities to which this Schedule 13D relates is 77,658 shares, representing 3.15% of the 2,462,889 shares outstanding as of August 3, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 12, 2022.

(b) Each of the Reporting Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be.

(c) There were no transactions in the securities of the Issuer by the Reporting Persons during the past sixty days except as set forth in Item 4.

(d) The investment advisory clients of, or partnerships managed by, SENTENTIA have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts and partnership arrangements, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Securities beneficially owned by such Reporting Persons on behalf of such clients or partnerships. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Securities.

(e) On August 15, 2022, the Reporting Persons ceased to beneficially own more than 5% of the outstanding Shares of the Issuer.

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CUSIP No. 78112T206

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2022

Sententia Group, LP

By:	Sententia Capital Management LLC
	Title:	General Partner

By:	/s/ Michael Zapata
	Name:	Michael Zapata
	Title:	Managing Member of Sententia Capital Management LLC, the General Partner

Sententia CI-I, LP

By:	Sententia Capital Management LLC
	Title:	General Partner

By:	/s/ Michael Zapata
	Name:	Michael Zapata
	Title:	Managing Member of Sententia Capital Management LLC, the General Partner

Sententia Capital Management LLC

By:	/s/ Michael Zapata
	Name:	Michael Zapata
	Title:	Managing Member

Michael Zapata

By:	/s/ Michael Zapata
	Name:	Michael Zapata

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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